02058887

FORM 6-K

SEC MAIL RECEIVED PROCESSING SEP 2 5 2002 WASH. D.C. 164 SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PROCESSED
OCT 0 1 2002
THOMSON FINANCIAL

For 23 September, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXOSMITHKLINE, 980 GREAT WEST ROAD,
BRENTFORD, MIDDLESEX TW8 9GS
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ___

GlaxoSmithKline

**GlaxoSmithKline plc**
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

**Directors' Interests**

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

19 September 2002 Abacus (GW) Trustees Limited, as trustee of The Glaxo Wellcome Employee Trust ("the Trust"), transferred 1,934 Ordinary Shares in the Company to a participant of the Glaxo Wellcome 1999 Long Term Incentive Plan. The Trust also sold 1,295 Ordinary Shares in the Company at £11.64 per share.

The Company was advised of this transaction on 20 September 2002.

The Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline Services Unlimited (formerly Glaxo Wellcome plc) and its subsidiaries are potential beneficiaries. One of the Company's directors, John Coombe is therefore interested in the shares held in the Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline Services Unlimited and its subsidiaries.

S M Bicknell
Company Secretary

23 September 2002

GlaxoSmithKline

**GlaxoSmithKline plc**
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

## Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

20 September 2002 Abacus (GW) Trustees Limited, as trustee of The Glaxo Wellcome Employee Trust ("the Trust"), transferred 3,086 Ordinary Shares in the Company to a participant of the Glaxo Wellcome 1999 Long Term Incentive Plan.

The Company was advised of this transaction on 23 September 2002.

The Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline Services Unlimited (formerly Glaxo Wellcome plc) and its subsidiaries are potential beneficiaries. One of the Company's directors, John Coombe is therefore interested in the shares held in the Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline Services Unlimited and its subsidiaries.

S M Bicknell
Company Secretary

23 September 2002

**Registered in England & Wales**
No. 3888792

**Registered office**
980 Great West Road

GlaxoSmithKline

**GlaxoSmithKline plc**
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

23 September 2002

GlaxoSmithKline PLC

## GSK Share Re-Purchases

GlaxoSmithKline plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 May 2002, it purchased for cancellation 2,200,000 of its ordinary shares on 23 September 2002 at a price of 1152.09p per share.

**Registered in England & Wales**
No. 3888792

**Registered office**
980 Great West Road

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 23 September, 2002

By: VICTORIA LLEWELLYN
Victoria Llewellyn
Authorised Signatory for and on behalf of GlaxoSmithKline plc